Consolidated Statements of Income – unaudited

	Three months ended September 30		Nine months ended September 30
In millions, except per share data	2018	2017	2018	2017
Revenues (Note 3)	$3,688	$3,221	$10,513	$9,756
Operating expenses
Labor and fringe benefits (1)	707	605	2,069	1,871
Purchased services and material	485	424	1,444	1,296
Fuel	437	312	1,266	983
Depreciation and amortization	330	316	983	965
Equipment rents	127	107	352	311
Casualty and other	110	78	358	312
Total operating expenses (1)	2,196	1,842	6,472	5,738
Operating income (1)	1,492	1,379	4,041	4,018
Interest expense	(121)	(119)	(367)	(364)
Other components of net periodic benefit income (Note 8) (1)	76	80	229	239
Other income (Note 4)	48	5	283	8
Income before income taxes	1,495	1,345	4,186	3,901
Income tax expense (Note 5)	(361)	(387)	(1,001)	(1,028)
Net income	$1,134	$958	$3,185	$2,873
Earnings per share (Note 6)
Basic	$1.55	$1.28	$4.32	$3.80
Diluted	$1.54	$1.27	$4.31	$3.78
Weighted-average number of shares (Note 6)
Basic	732.7	751.1	736.6	756.1
Diluted	736.2	755.0	739.8	759.7
Dividends declared per share	$0.4550	$0.4125	$1.3650	$1.2375

(1)
The Company adopted Accounting Standards Update (ASU) 2017-07: Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost in the first quarter of 2018 on a retrospective basis. Comparative figures have been adjusted to conform to the current presentation. See Note 2 - Recent accounting pronouncements for additional information.

See accompanying notes to unaudited consolidated financial statements.

Consolidated Statements of Comprehensive Income – unaudited

	Three months ended September 30		Nine months ended September 30
In millions	2018	2017	2018	2017
Net income	$1,134	$958	$3,185	$2,873
Other comprehensive income (loss) (Note 10)
Net gain (loss) on foreign currency translation	(87)	(102)	110	(191)
Net change in pension and other postretirement benefit plans (Note 8)	50	46	151	137
Other comprehensive income (loss) before income taxes	(37)	(56)	261	(54)
Income tax expense	(30)	(50)	(11)	(110)
Other comprehensive income (loss)	(67)	(106)	250	(164)
Comprehensive income	$1,067	$852	$3,435	$2,709
See accompanying notes to unaudited consolidated financial statements.

CN | 2018 Quarterly Review – Third Quarter 9

Consolidated Balance Sheets – unaudited

	September 30	December 31
In millions	2018	2017
Assets
Current assets
Cash and cash equivalents	$317	$70
Restricted cash and cash equivalents (Note 7)	492	483
Accounts receivable	1,127	984
Material and supplies	563	424
Other current assets	262	229
Total current assets	2,761	2,190

Properties	35,880	34,189
Pension asset	1,304	994
Intangible and other assets	264	256
Total assets	$40,209	$37,629
Liabilities and shareholders' equity
Current liabilities
Accounts payable and other	$1,996	$1,903
Current portion of long-term debt	1,823	2,080
Total current liabilities	3,819	3,983

Deferred income taxes	7,457	6,953
Other liabilities and deferred credits	556	590
Pension and other postretirement benefits	700	699
Long-term debt	10,071	8,748
Shareholders' equity
Common shares	3,856	3,780
Common shares in Share Trusts (Note 7)	(137)	(168)
Additional paid-in capital	114	242
Accumulated other comprehensive loss (Note 10)	(2,534)	(2,784)
Retained earnings	16,307	15,586
Total shareholders' equity	17,606	16,656
Total liabilities and shareholders' equity	$40,209	$37,629
See accompanying notes to unaudited consolidated financial statements.

10 CN | 2018 Quarterly Review – Third Quarter

Consolidated Statements of Changes in Shareholders' Equity – unaudited

	Number of common shares		Common shares	Common shares in Share Trusts	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity
In millions	Outstanding	Share Trusts
Balance at December 31, 2017	742.6	2.0	$3,780	$(168)	$242	$(2,784)	$15,586	$16,656
Net income							3,185	3,185
Stock options exercised	1.4		88		(12)			76
Settlement of equity settled awards			65		(129)			(64)
Stock-based compensation expense and other					44		(2)	42
Repurchase of common shares (Note 7)	(14.9)		(77)				(1,460)	(1,537)
Share settlements by Share Trusts (Note 7)	0.4	(0.4)		31	(31)			—
Other comprehensive income (Note 10)						250		250
Dividends							(1,002)	(1,002)
Balance at September 30, 2018	729.5	1.6	$3,856	$(137)	$114	$(2,534)	$16,307	$17,606

	Number of common shares		Common shares	Common shares in Share Trusts	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity
In millions	Outstanding	Share Trusts
Balance at December 31, 2016	762.0	1.8	$3,730	$(137)	$364	$(2,358)	$13,242	$14,841
Net income							2,873	2,873
Stock options exercised	0.8		45		(7)			38
Settlement of equity settled awards			80		(157)			(77)
Stock-based compensation expense and other					52		(2)	50
Repurchase of common shares (Note 7)	(15.9)		(79)				(1,465)	(1,544)
Share settlements by Share Trusts (Note 7)	0.3	(0.3)		24	(24)			—
Other comprehensive loss (Note 10)						(164)		(164)
Dividends							(932)	(932)
Balance at September 30, 2017	747.2	1.5	$3,776	$(113)	$228	$(2,522)	$13,716	$15,085
See accompanying notes to unaudited consolidated financial statements.

CN | 2018 Quarterly Review – Third Quarter 11

Consolidated Statements of Cash Flows – unaudited

	Three months ended September 30		Nine months ended September 30
In millions	2018	2017	2018	2017
Operating activities
Net income	$1,134	$958	$3,185	$2,873
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	330	316	983	965
Deferred income taxes	172	129	401	408
Gain on disposal of property (Note 4)	(36)	—	(259)	—
Changes in operating assets and liabilities:
Accounts receivable	(57)	(91)	(117)	(128)
Material and supplies	(4)	26	(133)	(68)
Accounts payable and other	(30)	59	(15)	300
Other current assets	58	48	51	(19)
Pensions and other, net	(3)	(39)	(95)	(164)
Net cash provided by operating activities	1,564	1,406	4,001	4,167
Investing activities
Property additions	(1,002)	(724)	(2,267)	(1,795)
Disposal of property (Note 4)	40	—	194	—
Other, net	(17)	(20)	(47)	(51)
Net cash used in investing activities	(979)	(744)	(2,120)	(1,846)
Financing activities
Issuance of debt (Note 7)	1,137	493	2,423	493
Repayment of debt	(991)	(25)	(2,022)	(64)
Change in commercial paper, net (Note 7)	21	(260)	447	(283)
Settlement of foreign exchange forward contracts on long-term debt	31	(34)	38	(30)
Issuance of common shares for stock options exercised	17	12	76	38
Withholding taxes remitted on the net settlement of equity settled awards (Note 9)	(3)	(3)	(49)	(55)
Repurchase of common shares (Note 7)	(521)	(539)	(1,521)	(1,543)
Purchase of common shares for settlement of equity settled awards	(3)	(2)	(15)	(22)
Dividends paid	(332)	(309)	(1,002)	(932)
Net cash used in financing activities	(644)	(667)	(1,625)	(2,398)

Effect of foreign exchange fluctuations on cash, cash equivalents, restricted cash and restricted cash equivalents	(11)	4	—	(4)

Net increase (decrease) in cash, cash equivalents, restricted cash, and restricted cash equivalents	(70)	(1)	256	(81)

Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of period	879	592	553	672

Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$809	$591	$809	$591
Cash and cash equivalents, end of period	$317	$109	$317	$109
Restricted cash and cash equivalents, end of period	492	482	492	482

Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$809	$591	$809	$591
Supplemental cash flow information
Interest paid	$(164)	$(129)	$(399)	$(373)
Income taxes paid	$(215)	$(165)	$(669)	$(498)
See accompanying notes to unaudited consolidated financial statements.

12 CN | 2018 Quarterly Review – Third Quarter

Notes to Unaudited Consolidated Financial Statements

1 – Basis of presentation

In these notes, the "Company" or "CN" refers to, Canadian National Railway Company and, as the context requires, its wholly-owned subsidiaries.
The accompanying unaudited Interim Consolidated Financial Statements, expressed in Canadian dollars, have been prepared in accordance with United States generally accepted accounting principles (GAAP) for interim financial statements. Accordingly, they do not include all of the disclosures required by GAAP for complete financial statements. In management's opinion, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Interim operating results are not necessarily indicative of the results that may be expected for the full year.
These unaudited Interim Consolidated Financial Statements have been prepared using accounting policies consistent with those used in preparing CN's 2017 Annual Consolidated Financial Statements, except as disclosed in Note 2 – Recent accounting pronouncements, and should be read in conjunction with such statements and Notes thereto.

2 – Recent accounting pronouncements

The following recent Accounting Standards Updates (ASUs) issued by the Financial Accounting Standards Board (FASB) were adopted by the Company during the first nine months of 2018:

Standard	Description	Impact

ASU 2017-07 Compensation –Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost
Requires employers that sponsor defined benefit pension plans and/or other postretirement benefit plans to report the service cost component in the same line item or items as other compensation costs. The other components of net periodic benefit cost are required to be presented in the statement of income separately from the service cost component and outside a subtotal of income from operations. The new guidance allows only the service cost component to be eligible for capitalization.

The guidance must be applied retrospectively for the presentation of the service cost component and other components of net periodic benefit cost in the statement of income and prospectively for the capitalization of the service cost component of net periodic benefit cost.

The Company adopted this ASU in the first quarter of 2018 with an effective date of January 1, 2018. As a result, the classification of the components of pension and postretirement benefit costs other than current service cost are now shown outside of Operating income in a separate caption entitled Other components of net periodic benefit income in the Company’s Consolidated Statements of Income.

As a result of applying this ASU, for the three and nine months ended September 30, 2018, operating income was reduced by $76 million and $229 million, respectively ($80 million and $239 million for the three and nine months ended September 30, 2017, respectively), with a corresponding increase presented in the new caption below Operating income with no impact on Net income.

The guidance allowing only the service cost component to be eligible for capitalization did not have a significant impact on the Company’s Consolidated Financial Statements.

ASU 2016-01 Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities
Provides guidance for the recognition, measurement, presentation and disclosure of financial instruments.

Requires equity investments, except for those accounted for under the equity method or that result in consolidation, to be measured at fair value with changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair value at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investment of the same issuer.

The guidance must be applied prospectively by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption.

The Company adopted this ASU in the first quarter of 2018 on a prospective basis with an effective date of January 1, 2018. As a result of applying this ASU, the Company elected to measure all existing equity investments without readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

The adoption of the ASU did not have a material impact on the Company’s Consolidated Financial Statements.

CN | 2018 Quarterly Review – Third Quarter 13

Notes to Unaudited Consolidated Financial Statements

Standard	Description	Impact

ASU 2014-09, Revenue from Contracts with Customers and related amendments (Topic 606)
Requires entities to recognize revenue when control of the promised goods or services is transferred to customers at an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services.

Additional disclosures are required to assist users of financial statements to understand the nature, amount, timing and uncertainty of revenues and cash flows arising from an entity's contracts.

The guidance can be applied using either the retrospective or modified retrospective transition method.

The Company adopted this standard in the first quarter of 2018 with an effective date of January 1, 2018 using the modified retrospective transition method applied to contracts that were not completed as of January 1, 2018. The adoption of this standard did not have an impact on the Company’s Consolidated Financial Statements, other than for the new disclosure requirements.

See Note 3 – Revenues for additional information.

The following recent ASUs issued by FASB have an effective date after September 30, 2018 and have not been adopted by the Company:

Standard (1)	Description	Impact	Effective date (2)

ASU 2018-02 Income Statement – Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income
Provides entities the option to reclassify the stranded tax effects resulting from the Tax Cuts and Jobs Act (“U.S. Tax Reform”) from accumulated other comprehensive income to retained earnings.

The guidance also requires certain disclosures about stranded tax effects and a description of the accounting policy for releasing income tax effects from accumulated other comprehensive income.

The guidance can either be applied prospectively from the beginning of the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the U.S. Tax Reform is recognized.

The Company is evaluating the new guidance and has not determined whether it will elect to reclassify stranded amounts, and which transition method to apply if the election is made. The adoption of the ASU is not expected to have a material impact on the Company’s Consolidated Financial Statements and related disclosures.
December 15, 2018. Early adoption is permitted.

ASU 2016-02, Leases and related amendments (Topic 842)
Requires a lessee to recognize a right-of-use asset and a lease liability on the balance sheet for all leases greater than twelve months. The lessor accounting model under the new standard is substantially unchanged.

The new standard also requires additional qualitative and quantitative disclosures.

The guidance must be applied using a modified retrospective approach. Entities may elect to apply the guidance to each prior period presented with a cumulative-effect adjustment to retained earnings recognized at the beginning of the earliest period presented or to apply the guidance with a cumulative-effect adjustment to retained earnings recognized at the beginning of the period of adoption.

The Company expects that the standard will have a significant impact on its Consolidated Balance Sheets due to the recognition of new right-of-use assets and lease liabilities for leases currently classified as operating leases with a term over twelve months. The Company has begun assembling the data necessary to calculate the impact on transition.

The Company is implementing a new lease management system and is making changes to processes and internal controls necessary to meet the reporting and disclosure requirements.

The Company will adopt the requirements of the ASU effective January 1, 2019, using a modified retrospective approach with a cumulative-effect adjustment to Retained earnings recognized on January 1, 2019.
December 15, 2018. Early adoption is permitted.

(1)
Other recently issued ASUs required to be applied for periods beginning on or after September 30, 2018 have been evaluated by the Company and will not have a significant impact on the Company's Consolidated Financial Statements.

(2)	Effective for annual and interim reporting periods beginning after the stated date.

14 CN | 2018 Quarterly Review – Third Quarter

Notes to Unaudited Consolidated Financial Statements

3 – Revenues

Nature of services
The Company's revenues consist of rail freight revenues and other revenues. Rail freight revenues include revenue from the movement of freight over rail and are derived from the following seven commodity groups:

•	Petroleum and chemicals, which includes chemicals and plastics, refined petroleum products, crude and condensate, and sulfur;

•	Metals and minerals, which includes energy materials, metals, minerals, and iron ore;

•	Forest products, which includes lumber, pulp, paper, and panels;

•	Coal, which includes coal and petroleum coke;

•	Grain and fertilizers, which includes Canadian regulated grain, Canadian commercial grain, U.S. grain, potash and other fertilizers;

•	Intermodal, which includes rail and trucking services for domestic and international traffic; and

•	Automotive, which includes finished vehicles and auto parts.
Rail freight revenues also comprise revenues for optional services beyond the basic movement of freight including asset use, switching, storage, and other services.
Other revenues are derived from non-rail logistics services that support the Company's rail business including vessels and docks, transloading and distribution, automotive logistics, and freight forwarding and transportation management.

The following table provides disaggregated information for revenues:

	Three months ended September 30		Nine months ended September 30
In millions	2018	2017	2018	2017
Rail freight revenues
Petroleum and chemicals	$665	$532	$1,845	$1,665
Metals and minerals	457	396	1,292	1,146
Forest products	508	440	1,420	1,351
Coal	169	135	486	390
Grain and fertilizers	568	492	1,698	1,629
Intermodal	897	827	2,574	2,384
Automotive	199	194	632	637
Total rail freight revenues	$3,463	$3,016	$9,947	$9,202
Other revenues	225	205	566	554
Total revenues (1)	$3,688	$3,221	$10,513	$9,756
Revenues by geographic area
Canada	$2,442	$2,165	$7,039	$6,574
U.S.	1,246	1,056	3,474	3,182
Total revenues (1)	$3,688	$3,221	$10,513	$9,756

(1)	As at September 30, 2018, the Company had remaining performance obligations of $76 million related to freight in-transit, for which revenue is expected to be recognized in the next period.

Revenue recognition
Revenues are recognized when control of promised services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those services.
The Company accounts for contracts with customers when it has approval and commitment from both parties, each party's rights have been identified, payment terms are defined, the contract has commercial substance and collection is probable. For contracts that involve multiple performance obligations, the Company allocates the transaction price to each performance obligation in the contract based on relative standalone selling prices and recognizes revenue when, or as, performance obligations in the contract are satisfied.
Revenues are presented net of taxes collected from customers and remitted to governmental authorities.

Rail freight revenues
Rail freight services are arranged through publicly-available tariffs or customer-specific agreements that establish the pricing, terms and conditions for rail freight services offered by the Company. For revenue recognition purposes, a contract for the movement of freight over rail exists when shipping instructions are sent by a customer and have been accepted by the Company in connection with the relevant tariff or customer-specific agreement.

CN | 2018 Quarterly Review – Third Quarter 15

Notes to Unaudited Consolidated Financial Statements

Revenues for the movement of freight over rail are recognized over time due to the continuous transfer of control to the customer as freight moves from origin to destination. Progress towards completion of the performance obligation is measured based on the transit time of rail freight from origin to destination. The allocation of revenues between periods is based on the relative transit time in each period with expenses recorded as incurred. Revenues related to rail freight contracts that require the involvement of another rail carrier to move freight from origin to destination are reported on a net basis. Rail freight movements are completed over a short period of time and are generally completed before payment is due. The Company has no material contract assets or liabilities associated with rail freight revenues. Rail freight receivables are included in Accounts receivable on the Consolidated Balance Sheets.
Revenues for optional services are recognized at a point in time or over time as performance obligations are satisfied, depending on the nature of the service.
Rail freight contracts may be subject to variable consideration in the form of volume-based incentives, rebates, or other items, which affect the transaction price. Variable consideration is recognized as revenue to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. Variable consideration is accrued on the basis of management's best estimate of the expected amount, which is based on available historical, current and forecasted information.

Other revenues
Other revenues are recognized at a point in time or over time as performance obligations are satisfied, depending on the nature of the service.

4 - Other income

Included in Other income are gains and losses on the disposal of land and property, foreign exchange gains and losses related to foreign exchange forward contracts and the re-measurement of foreign currency denominated monetary assets and liabilities, and other.

Disposal of property
2018
Doney and St-Francois Spurs
On September 5, 2018, the Company completed the sale of property located in Montreal, Quebec (the “Doney and St-Francois Spurs”) for cash proceeds of $40 million. The transaction resulted in a gain of $36 million ($32 million after-tax) that was recorded in Other income on that date.

Central Station Railway Lease
On April 9, 2018, the Company completed the transfer of its capital lease in the passenger rail facilities in Montreal, Quebec together with its interests in related railway operating agreements (the “Central Station Railway Lease”) for cash proceeds of $115 million. The transaction resulted in a gain of $184 million ($156 million after-tax) that was recorded in Other income on that date. The gain includes the difference between the net book value of the asset and the cash proceeds, the extinguishment of the capital lease obligation, and the recognition of a gain previously deferred from a sale-leaseback transaction.

Calgary Industrial Lead
On April 6, 2018, the Company completed the sale of land located in Calgary, Alberta, excluding the rail fixtures (the “Calgary Industrial Lead”), for cash proceeds of $39 million. The transaction resulted in a gain of $39 million ($34 million after-tax) that was recorded in Other income on that date.

5 – Income taxes

Income tax expense was $361 million and $1,001 million for the three and nine months ended September 30, 2018, respectively, compared to $387 million and $1,028 million, respectively, for the same periods in 2017.
Income tax expense for the nine months ended September 30, 2017 included a net deferred income tax expense of $8 million consisting of a deferred income tax expense of $31 million recorded in the third quarter, resulting from the enactment of a higher state corporate income tax rate, and deferred income tax recoveries of $18 million recorded in the second quarter and $5 million recorded in the first quarter, both resulting from the enactment of lower provincial corporate income tax rates.

16 CN | 2018 Quarterly Review – Third Quarter

Notes to Unaudited Consolidated Financial Statements

6 – Earnings per share

	Three months ended September 30		Nine months ended September 30
In millions, except per share data	2018	2017	2018	2017
Net income	$1,134	$958	$3,185	$2,873
Weighted-average basic shares outstanding	732.7	751.1	736.6	756.1
Dilutive effect of stock-based compensation	3.5	3.9	3.2	3.6
Weighted-average diluted shares outstanding	736.2	755.0	739.8	759.7
Basic earnings per share	$1.55	$1.28	$4.32	$3.80
Diluted earnings per share	$1.54	$1.27	$4.31	$3.78
Units excluded from the calculation as their inclusion would not have a dilutive effect
Stock options	—	—	0.7	0.5
Performance share units	0.1	—	0.3	0.1

7 – Financing activities

Shelf prospectus and registration statement
On July 26, 2018, under its current shelf prospectus and registration statement, the Company issued $350 million 3.20% Notes due 2028 and $450 million 3.60% Notes due 2048 in the Canadian capital markets, which resulted in net proceeds of $787 million. On February 6, 2018, under its previous shelf prospectus and registration statement, the Company issued US$300 million ($374 million) 2.40% Notes due 2020 and US$600 million ($749 million) 3.65% Notes due 2048 in the U.S. capital markets, which resulted in net proceeds of $1,106 million.
On February 13, 2018, the Company filed a shelf prospectus with Canadian securities regulators and a registration statement with the United States Securities and Exchange Commission (SEC), pursuant to which CN may issue debt securities in the Canadian and U.S. capital markets over the 25 months from the filing date. As at September 30, 2018, the remaining capacity of this shelf prospectus and registration statement was $5.2 billion. This shelf prospectus and registration statement replaced CN's previous shelf prospectus and registration statement that expired on February 6, 2018. Access to the Canadian and U.S. capital markets under the shelf prospectus and registration statement is dependent on market conditions.

Early redemption of Long-term debt
On August 30, 2018, the Company redeemed its US$550 million 5.55% Notes due 2019 for US$558 million ($720 million), which resulted in a loss of US$8 million ($10 million) that was recorded in Other income.

Revolving credit facility
The Company has an unsecured revolving credit facility with a consortium of lenders which is available for general corporate purposes including backstopping the Company's commercial paper programs. On March 15, 2018, the Company's revolving credit facility agreement was amended, which extended the term of the credit facility by one year and increased the credit facility from $1.3 billion to $1.8 billion, effective May 5, 2018. The amended credit facility of $1.8 billion consists of a $900 million tranche maturing on May 5, 2021 and a $900 million tranche maturing on May 5, 2023. The accordion feature, which provides for an additional $500 million of credit under the facility, as well as the option to extend the term by an additional year at each anniversary date, subject to the consent of individual lenders, remain unchanged. The credit facility agreement contains customary terms and conditions, which were substantially unchanged by the amendment. The credit facility provides for borrowings at various interest rates, including the Canadian prime rate, bankers' acceptance rates, the U.S. federal funds effective rate and the London Interbank Offered Rate (LIBOR), plus applicable margins, based on CN's debt credit ratings. The credit facility agreement has one financial covenant, which limits debt as a percentage of total capitalization, and with which the Company is in compliance.
As at September 30, 2018 and December 31, 2017, the Company had no outstanding borrowings under its revolving credit facility and there were no draws during the nine months ended September 30, 2018.

CN | 2018 Quarterly Review – Third Quarter 17

Notes to Unaudited Consolidated Financial Statements

Commercial paper
The Company has a commercial paper program in Canada and in the U.S. Both programs are backstopped by the Company's revolving credit facility. As of May 5, 2018, the maximum aggregate principal amount of commercial paper that could be issued increased from $1.3 billion to $1.8 billion, or the US dollar equivalent on a combined basis.
As at September 30, 2018 and December 31, 2017, the Company had total commercial paper borrowings of US$1,119 million ($1,445 million) and US$760 million ($955 million), respectively, at a weighted-average interest rate of 2.12% and 1.36%, respectively, presented in Current portion of long-term debt on the Consolidated Balance Sheets.
The following table provides a summary of cash flows associated with the issuance and repayment of commercial paper for the three and nine months ended September 30, 2018 and 2017:

	Three months ended September 30		Nine months ended September 30
In millions	2018	2017	2018	2017
Commercial paper with maturities less than 90 days
Issuance of commercial paper	$2,175	$716	$6,071	$3,035
Repayment of commercial paper	(2,004)	(976)	(5,941)	(3,318)
Change in commercial paper with maturities less than 90 days, net	171	(260)	130	(283)
Commercial paper with maturities of 90 days or greater
Issuance of commercial paper	332	—	903	—
Repayment of commercial paper	(482)	—	(586)	—
Change in commercial paper with maturities of 90 days or greater, net	(150)	—	317	—
Change in commercial paper, net	$21	$(260)	$447	$(283)

Accounts receivable securitization program
The Company has an agreement to sell an undivided co-ownership interest in a revolving pool of accounts receivable to unrelated trusts for maximum cash proceeds of $450 million. On April 30, 2018, the Company extended the term of its agreement by two years to February 1, 2021.
As at September 30, 2018, the Company had accounts receivable securitization borrowings of $350 million at a weighted-average interest rate of 1.91%, secured by and limited to $397 million of accounts receivable, presented in Current portion of long-term debt on the Consolidated Balance Sheets. As at December 31, 2017, the Company had accounts receivable securitization borrowings of $421 million, consisting of $320 million at a weighted-average interest rate of 1.43% and US$80 million ($101 million) at a weighted-average interest rate of 2.10%, secured by and limited to $476 million of accounts receivable, presented in Current portion of long-term debt on the Consolidated Balance Sheets.

Bilateral letter of credit facilities
The Company has a series of committed and uncommitted bilateral letter of credit facility agreements. On March 15, 2018, the Company extended the maturity date of the committed bilateral letter of credit facility agreements to April 28, 2021. The agreements are held with various banks to support the Company's requirements to post letters of credit in the ordinary course of business. Under these agreements, the Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of one month, equal to at least the face value of the letters of credit issued.
As at September 30, 2018, the Company had outstanding letters of credit of $405 million ($394 million as at December 31, 2017) under the committed facilities from a total available amount of $441 million ($437 million as at December 31, 2017) and $137 million ($136 million as at December 31, 2017) under the uncommitted facilities.
As at September 30, 2018, included in Restricted cash and cash equivalents was $408 million ($400 million as at December 31, 2017) and $80 million ($80 million as at December 31, 2017) which were pledged as collateral under the committed and uncommitted bilateral letter of credit facilities, respectively.

Repurchase of common shares
The Company may repurchase its common shares pursuant to a Normal Course Issuer Bid (NCIB) at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. Under its current NCIB, the Company may repurchase up to 31.0 million common shares between October 30, 2017 and October 29, 2018. As at September 30, 2018, the Company had repurchased 17.8 million common shares for $1,830 million under its current NCIB.

18 CN | 2018 Quarterly Review – Third Quarter

Notes to Unaudited Consolidated Financial Statements

The following table provides the information related to the share repurchases for the three and nine months ended September 30, 2018 and 2017:

	Three months ended September 30		Nine months ended September 30
In millions, except per share data	2018	2017	2018	2017
Number of common shares repurchased (1)	4.6	5.3	14.9	15.9
Weighted-average price per share	$114.01	$101.49	$103.41	$97.13
Amount of repurchase (2)	$521	$532	$1,537	$1,544

(1)	Includes repurchases in the first and second quarters of 2017 pursuant to private agreements between the Company and arm's length third-party sellers.

(2)	Includes settlements in subsequent periods.

See Note 13 - Subsequent event for information on the Company's new NCIB.

Share Trusts
The Company's Employee Benefit Plan Trusts ("Share Trusts") purchase CN's common shares on the open market, which are used to deliver common shares under the Share Units Plan (see Note 9 – Stock-based compensation). Additional information relating to Share Trusts is provided in Note 13 – Share capital to the Company's 2017 Annual Consolidated Financial Statements.
The following table provides the information related to the activity of the Share Trusts for the nine months ended September 30, 2018 and 2017:

	Nine months ended September 30
In millions, except per share data	2018	2017
Share settlements by Share Trusts
Number of common shares	0.4	0.3
Weighted-average price per share	$84.53	$77.99
Amount of settlement	$31	$24

8 – Pensions and other postretirement benefits

The Company has various retirement benefit plans under which substantially all of its employees are entitled to benefits at retirement age, generally based on compensation and length of service and/or contributions. Additional information relating to the retirement benefit plans is provided in Note 12 – Pensions and other postretirement benefits to the Company's 2017 Annual Consolidated Financial Statements.
The following table provides the components of net periodic benefit cost (income) for defined benefit pension and other postretirement benefit plans for the three and nine months ended September 30, 2018 and 2017:

	Three months ended September 30				Nine months ended September 30
	Pensions		Other postretirement benefits		Pensions		Other postretirement benefits
In millions	2018	2017	2018	2017	2018	2017	2018	2017
Current service cost	$46	$34	$1	$1	$125	$101	$2	$2
Other components of net periodic benefit cost (income) (1)
Interest cost	142	134	3	2	426	403	7	7
Expected return on plan assets	(271)	(262)	—	—	(813)	(786)	—	—
Amortization of prior service cost	1	1	—	—	3	3	—	—
Amortization of net actuarial loss (gain)	50	46	(1)	(1)	150	137	(2)	(3)
Total Other components of net periodic benefit cost (income)	(78)	(81)	2	1	(234)	(243)	5	4
Net periodic benefit cost (income) (2)	$(32)	$(47)	$3	$2	$(109)	$(142)	$7	$6

(1)
The Company adopted ASU 2017-07 in the first quarter of 2018 on a retrospective basis. Comparative figures on the Company’s Consolidated Statements of Income have been adjusted to conform to the current presentation. See Note 2 – Recent accounting pronouncements for additional information.

(2)
In the second and third quarters of 2018 and the second quarter of 2017, the Company revised its estimate of full year net periodic benefit cost (income) for pensions to reflect updated plan demographic information.

CN | 2018 Quarterly Review – Third Quarter 19

Notes to Unaudited Consolidated Financial Statements

Pension contributions
Pension contributions for the nine months ended September 30, 2018 and 2017 of $64 million and $84 million, respectively, primarily represent contributions to the Company's main pension plan, the CN Pension Plan, for the current service cost as determined under the Company's applicable actuarial valuations for funding purposes. In 2018, the Company now expects to make total cash contributions of approximately $100 million for all of the Company's pension plans.

9 – Stock-based compensation

The Company has various stock-based compensation plans for eligible employees. A description of the major plans is provided in Note 14 – Stock-based compensation to the Company's 2017 Annual Consolidated Financial Statements.

	Three months ended September 30		Nine months ended September 30
In millions	2018	2017	2018	2017
Share Units Plan (1)
Equity settled awards	$9	$13	$26	$33
Cash settled awards	—	—	—	1
Total Share Units Plan expense	$9	$13	$26	$34
Voluntary Incentive Deferral Plan (VIDP) (2)
Cash settled awards	$3	$—	$4	$6
Total VIDP expense	$3	$—	$4	$6
Stock option awards	$3	$3	$9	$10
Total stock-based compensation expense	$15	$16	$39	$50
Tax benefit recognized in income	$3	$4	$8	$12
Excess tax benefit recognized in income	$1	$1	$12	$12

(1)	Performance share unit (PSU) awards are granted under the Share Units Plan.

(2)	Deferred share unit (DSU) awards are granted under the Voluntary Incentive Deferral Plan.

Share Units Plan

	Equity settled
	PSUs-ROIC (1)		PSUs-TSR (2)
	Units	Weighted-average grant date fair value	Units	Weighted-average grant date fair value
	In millions		In millions
Outstanding at December 31, 2017	1.2	$46.35	0.4	$104.32
Granted	0.4	$50.73	0.1	$104.53
Settled (3)	(0.4)	$50.87	(0.1)	$114.86
Forfeited	(0.1)	$49.91	—	$102.49
Outstanding at September 30, 2018	1.1	$46.12	0.4	$100.93

(1)
The grant date fair value of equity settled PSUs-ROIC granted in 2018 of $21 million is calculated using a lattice-based valuation model. As at September 30, 2018, total unrecognized compensation cost related to all outstanding awards was $23 million and is expected to be recognized over a weighted-average period of 1.6 years.

(2)
The grant date fair value of equity settled PSUs-TSR granted in 2018 of $14 million is calculated using a Monte Carlo simulation model. As at September 30, 2018, total unrecognized compensation cost related to all outstanding awards was $11 million and is expected to be recognized over a weighted-average period of 1.7 years.

(3)
Equity settled PSUs-ROIC granted in 2015 met the minimum share price condition for settlement and attained a performance vesting factor of 135%. Equity settled PSUs-TSR granted in 2015 attained a performance vesting factor of 142%. In the first quarter of 2018, these awards were settled, net of the remittance of the participants' withholding tax obligation of $34 million, by way of disbursement from the Share Trusts of 0.4 million common shares.

20 CN | 2018 Quarterly Review – Third Quarter

Notes to Unaudited Consolidated Financial Statements

Voluntary Incentive Deferral Plan

	Equity settled		Cash settled
	DSUs (1)		DSUs (2)
	Units	Weighted-average grant date fair value	Units
	In millions		In millions
Outstanding at December 31, 2017	1.1	$77.81	0.2
Granted	0.1	$95.64	—
Settled (3)	(0.4)	$78.95	—
Outstanding at September 30, 2018	0.8	$78.96	0.2

(1)
The grant date fair value of equity settled DSUs granted in 2018 of $4 million is calculated using the Company's stock price on the grant date. As at September 30, 2018, the aggregate intrinsic value of all equity settled DSUs outstanding amounted to $91 million.

(2)
The fair value of cash settled DSUs as at September 30, 2018 is based on the intrinsic value. As at September 30, 2018, the liability for all cash settled DSUs was $25 million ($30 million as at December 31, 2017). The closing stock price used to determine the liability was $115.90.

(3)
For the nine months ended September 30, 2018 the Company purchased 0.1 million common shares for the settlement of equity settled DSUs, net of the remittance of the participants' withholding tax obligation of $15 million.

Stock option awards

	Options outstanding
	Number of options	Weighted-average exercise price
	In millions
Outstanding at December 31, 2017 (1)	5.1	$66.78
Granted (2)	1.1	$98.03
Exercised	(1.4)	$58.24
Forfeited	(0.2)	$98.94
Outstanding at September 30, 2018 (1) (2) (3)	4.6	$76.89
Exercisable at September 30, 2018 (1) (3)	2.3	$63.73

(1)	Stock options with a US dollar exercise price have been translated into Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

(2)
The grant date fair value of options granted in 2018 of $17 million ($15.34 per option) is calculated using the Black-Scholes option-pricing model. As at September 30, 2018, total unrecognized compensation cost related to all outstanding awards was $12 million and is expected to be recognized over a weighted-average period of 2.2 years.

(3)
The weighted-average term to expiration of options outstanding was 6.8 years and the weighted-average term to expiration of exercisable stock options was 5.3 years. As at September 30, 2018, the aggregate intrinsic value of in-the-money stock options outstanding amounted to $181 million and the aggregate intrinsic value of stock options exercisable amounted to $120 million.

CN | 2018 Quarterly Review – Third Quarter 21

Notes to Unaudited Consolidated Financial Statements

10 – Accumulated other comprehensive loss

In millions	Foreign currency translation adjustments	Pension and other postretirement benefit plans	Total before tax		Income tax recovery (expense)		Total net of tax
Balance at June 30, 2018	$(247)	$(3,021)	$(3,268)		$801		$(2,467)
Other comprehensive income (loss) before reclassifications:
Foreign exchange loss on translation of net investment in foreign operations	(215)		(215)		—		(215)
Foreign exchange gain on translation of US dollar-denominated debt designated as a hedge of the net investment in foreign operations (1)	128		128		(17)		111
Amounts reclassified from Accumulated other comprehensive loss:
Amortization of net actuarial loss		49	49	(2)	(13)	(3)	36
Amortization of prior service cost		1	1	(2)	—		1
Other comprehensive income (loss)	(87)	50	(37)		(30)		(67)
Balance at September 30, 2018	$(334)	$(2,971)	$(3,305)		$771		$(2,534)

In millions	Foreign currency translation adjustments	Pension and other postretirement benefit plans	Total before tax		Income tax recovery (expense)		Total net of tax
Balance at December 31, 2017	$(444)	$(3,122)	$(3,566)		$782		$(2,784)
Other comprehensive income (loss) before reclassifications:
Foreign exchange gain on translation of net investment in foreign operations	327		327		—		327
Foreign exchange loss on translation of US dollar-denominated debt designated as a hedge of the net investment in foreign operations (1)	(217)		(217)		29		(188)
Amounts reclassified from Accumulated other comprehensive loss:
Amortization of net actuarial loss		148	148	(2)	(40)	(3)	108
Amortization of prior service cost		3	3	(2)	—		3
Other comprehensive income (loss)	110	151	261		(11)		250
Balance at September 30, 2018	$(334)	$(2,971)	$(3,305)		$771		$(2,534)

(1)
The Company designates US dollar-denominated debt of the parent company as a foreign currency hedge of its net investment in foreign operations. As a result, from the dates of designation, foreign exchange gains and losses on translation of the Company's US dollar-denominated debt are recorded in Accumulated other comprehensive loss, which minimizes the volatility of earnings resulting from the conversion of US dollar-denominated debt into Canadian dollars.

(2)
Reclassified to Other components of net periodic benefit income in the Consolidated Statements of Income and included in net periodic benefit cost. See Note 8 - Pensions and other postretirement benefits.

(3)	Included in Income tax expense in the Consolidated Statements of Income.

22 CN | 2018 Quarterly Review – Third Quarter

Notes to Unaudited Consolidated Financial Statements

In millions	Foreign currency translation adjustments	Pension and other postretirement benefit plans	Total before tax		Income tax recovery (expense)		Total net of tax
Balance at June 30, 2017	$(336)	$(2,807)	$(3,143)		$727		$(2,416)
Other comprehensive income (loss) before reclassifications:
Foreign exchange loss on translation of net investment in foreign operations	(395)		(395)		—		(395)
Foreign exchange gain on translation of US dollar-denominated debt designated as a hedge of the net investment in foreign operations (1)	293		293		(38)		255
Amounts reclassified from Accumulated other comprehensive loss:
Amortization of net actuarial loss		45	45	(2)	(11)	(3)	34
Amortization of prior service cost		1	1	(2)	(1)	(3)	—
Other comprehensive income (loss)	(102)	46	(56)		(50)		(106)
Balance at September 30, 2017	$(438)	$(2,761)	$(3,199)		$677		$(2,522)

In millions	Foreign currency translation adjustments	Pension and other postretirement benefit plans	Total before tax		Income tax recovery (expense)		Total net of tax
Balance at December 31, 2016	$(247)	$(2,898)	$(3,145)		$787		$(2,358)
Other comprehensive income (loss) before reclassifications:
Foreign exchange loss on translation of net investment in foreign operations	(756)		(756)		—		(756)
Foreign exchange gain on translation of US dollar-denominated debt designated as a hedge of the net investment in foreign operations (1)	565		565		(75)		490
Amounts reclassified from Accumulated other comprehensive loss:
Amortization of net actuarial loss		134	134	(2)	(34)	(3)	100
Amortization of prior service cost		3	3	(2)	(1)	(3)	2
Other comprehensive income (loss)	(191)	137	(54)		(110)		(164)
Balance at September 30, 2017	$(438)	$(2,761)	$(3,199)		$677		$(2,522)

(1)
The Company designates US dollar-denominated debt of the parent company as a foreign currency hedge of its net investment in foreign operations. As a result, from the dates of designation, foreign exchange gains and losses on translation of the Company's US dollar-denominated debt are recorded in Accumulated other comprehensive loss, which minimizes the volatility of earnings resulting from the conversion of US dollar-denominated debt into Canadian dollars.

(2)
Reclassified to Other components of net periodic benefit income in the Consolidated Statements of Income and included in net periodic benefit cost. See Note 8 - Pensions and other postretirement benefits.

(3)	Included in Income tax expense in the Consolidated Statements of Income.

CN | 2018 Quarterly Review – Third Quarter 23

Notes to Unaudited Consolidated Financial Statements

11 – Major commitments and contingencies

Purchase commitments
As at September 30, 2018, the Company had fixed and variable commitments to purchase locomotives, wheels, rail, engineering services, information technology services and licenses, railroad ties, rail cars, as well as other equipment and services with a total estimated cost of $2,521 million. Costs of variable commitments were estimated using forecasted prices and volumes.

Contingencies
In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents.
As at September 30, 2018, the Company had aggregate reserves for personal injury and other claims of $331 million, of which $94 million was recorded as a current liability ($299 million as at December 31, 2017, of which $65 million was recorded as a current liability).
Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending as at September 30, 2018, or with respect to future claims, cannot be reasonably determined. When establishing provisions for contingent liabilities the Company considers, where a probable loss estimate cannot be made with reasonable certainty, a range of potential probable losses for each such matter, and records the amount it considers the most reasonable estimate within the range. However, when no amount within the range is a better estimate than any other amount, the minimum amount in the range is accrued. For matters where a loss is reasonably possible but not probable, a range of potential losses cannot be estimated due to various factors which may include the limited availability of facts, the lack of demand for specific damages and the fact that proceedings were at an early stage. Based on information currently available, the Company believes that the eventual outcome of the actions against the Company will not, individually or in the aggregate, have a material adverse effect on the Company's financial position. However, due to the inherent inability to predict with certainty unforeseeable future developments, there can be no assurance that the ultimate resolution of these actions will not have a material adverse effect on the Company's results of operations, financial position or liquidity.

Environmental matters
The Company's operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the U.S. concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations.
The Company has identified approximately 145 sites at which it is or may be liable for remediation costs, in some cases along with other potentially responsible parties, associated with alleged contamination and is subject to environmental clean-up and enforcement actions, including those imposed by the U.S. federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, or analogous state laws. CERCLA and similar state laws, in addition to other similar Canadian and U.S. laws, generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site, as well as those whose waste is disposed of at the site, without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs at 6 sites governed by the Superfund law (and analogous state laws) for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.
The ultimate cost of addressing these known contaminated sites cannot be definitively established given that the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination; the nature of anticipated response actions, taking into account the available clean-up techniques; evolving regulatory standards governing environmental liability; and the number of potentially responsible parties and their financial viability. As a result, liabilities are recorded based on the results of a four-phase assessment conducted on a site-by-site basis. A liability is initially recorded when environmental assessments occur, remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. The Company estimates the costs related to a particular site using cost scenarios established by external consultants based on the extent of contamination and expected costs for remedial efforts. In the case of multiple parties, the Company accrues its allocable share of liability taking into account the Company's alleged responsibility, the number of potentially responsible parties and their ability to pay their respective share of the liability. Adjustments to initial estimates are recorded as additional information becomes available.

24 CN | 2018 Quarterly Review – Third Quarter

Notes to Unaudited Consolidated Financial Statements

The Company's provision for specific environmental sites is undiscounted and includes costs for remediation and restoration of sites, as well as monitoring costs. Costs related to any unknown existing or future contamination will be accrued in the period in which they become probable and reasonably estimable.
As at September 30, 2018, the Company had aggregate accruals for environmental costs of $75 million, of which $51 million was recorded as a current liability ($78 million as at December 31, 2017, of which $57 million was recorded as a current liability). The Company anticipates that the majority of the liability at September 30, 2018 will be paid out over the next five years. Based on the information currently available, the Company considers its accruals to be adequate.

Guarantees and indemnifications
A description of the Company's guarantees and indemnifications is provided in Note 16 – Major commitments and contingencies to the Company's 2017 Annual Consolidated Financial Statements.

Guarantee of residual values of operating leases
The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2018 and 2023, for the benefit of the lessor. If the fair value of the assets at the end of their respective lease term is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. As at September 30, 2018, the maximum exposure in respect of these guarantees was $130 million ($141 million as at December 31, 2017). There are no recourse provisions to recover any amounts from third parties.

Other guarantees
As at September 30, 2018, the Company had outstanding letters of credit of $405 million ($394 million as at December 31, 2017) under the committed bilateral letter of credit facilities and $137 million ($136 million as at December 31, 2017) under the uncommitted bilateral letter of credit facilities, and surety and other bonds of $166 million ($167 million as at December 31, 2017), all issued by financial institutions with investment grade credit ratings to third parties to indemnify them in the event the Company does not perform its contractual obligations.
As at September 30, 2018, the maximum potential liability under these guarantee instruments was $708 million ($697 million as at December 31, 2017), of which $657 million ($648 million as at December 31, 2017) related to other employee benefit liabilities and workers' compensation and $51 million ($49 million as at December 31, 2017) related to other liabilities. The guarantee instruments expire at various dates between 2018 and 2020.

As at September 30, 2018, the Company had not recorded a liability with respect to guarantees and indemnifications as the Company did not expect to make any payments under its guarantees and indemnifications.

12 – Financial instruments

Derivative financial instruments
The Company uses derivative financial instruments from time to time in the management of its foreign currency and interest rate exposures. The Company has limited involvement with derivative financial instruments in the management of its risks and does not hold or issue them for trading or speculative purposes. As at September 30, 2018, the Company had outstanding foreign exchange forward contracts with a notional value of US$1,032 million (US$887 million as at December 31, 2017). Changes in the fair value of foreign exchange forward contracts, resulting from changes in foreign exchange rates, are recognized in Other income in the Consolidated Statement of Income as they occur.
For the three and nine months ended September 30, 2018, the Company recorded a loss of $25 million and a gain of $60 million, respectively, related to foreign exchange forward contracts compared to a loss of $42 million and $83 million, respectively, for the same periods in 2017. These gains and losses were largely offset by the re-measurement of US dollar-denominated monetary assets and liabilities recorded in Other income.
As at September 30, 2018, the fair value of outstanding foreign exchange forward contracts included in Other current assets and Accounts payable and other was $nil and $14 million, respectively ($nil and $19 million, respectively, as at December 31, 2017).

CN | 2018 Quarterly Review – Third Quarter 25

Notes to Unaudited Consolidated Financial Statements

Fair value of financial instruments
The following table provides the valuation methods and assumptions used by the Company to estimate the fair value of financial instruments and their associated level within the fair value hierarchy:

Level 1 Quoted prices for identical instruments in active markets
The carrying amounts of Cash and cash equivalents and Restricted cash and cash equivalents approximate fair value. These financial instruments include highly liquid investments purchased three months or less from maturity, for which the fair value is determined by reference to quoted prices in active markets.

Level 2 Significant inputs (other than quoted prices included in Level 1) are observable
The carrying amounts of Accounts receivable, Other current assets, and Accounts payable and other approximate fair value. The fair value of these financial instruments is not determined using quoted prices, but rather from market observable information. The fair value of derivative financial instruments used to manage the Company's exposure to foreign currency risk and included in Other current assets and Accounts payable and other is measured by discounting future cash flows using a discount rate derived from market data for financial instruments subject to similar risks and maturities.
The carrying amount of the Company's debt does not approximate fair value. The fair value is estimated based on quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, credit rating, and remaining maturity. As at September 30, 2018, the Company's debt had a carrying amount of $11,894 million ($10,828 million as at December 31, 2017) and a fair value of $12,469 million ($12,164 million as at December 31, 2017).

Level 3 Significant inputs are unobservable
The carrying amounts of investments included in Intangible and other assets approximate fair value, with the exception of investments in equity securities measured at cost minus impairment, plus or minus observable price changes, for which fair value is not readily determinable.

13 – Subsequent event

On October 23, 2018, the Board of Directors of the Company approved a new NCIB, which allows for the repurchase of up to 5.5 million common shares between October 30, 2018 and January 31, 2019, at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange.

26 CN | 2018 Quarterly Review – Third Quarter